Filed by Liberty Media Corporation pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to

Rule 14a-12 of the Securities Exchange Act of 1934.

Subject Company: Liberty Media Corporation

Commission File No.: 001-33982

Subject Company: Liberty Entertainment, Inc.

Commission File No.: 333-158795

Excerpt from the Conference Call Transcript of

Liberty Media Corporation at the

Bank of America Securities Media, Communications & Entertainment Conference

Held on September 9, 2009

QUESTION AND ANSWER

Jessica Reif Cohen  - Banc of America Securities-Merrill Lynch - Analyst

Thanks for coming. I thought I’d start off with a split-off. Are you still expecting this to be a split and simultaneous merge?

William Fitzgerald  - Liberty Media - Senior VP

Yes.

Jessica Reif Cohen  - Banc of America Securities-Merrill Lynch - Analyst

Okay. Can you give us any update on  timing?

William Fitzgerald  - Liberty Media - Senior VP

Sure. We expect to have the definitive proxy filed before the end of the month, which would lead to a shareholder vote by probably mid-October, mid-to-late October. So, the expectation is mid-late October shareholders’ vote, with closing shortly thereafter, probably very first part of November. That’s the thinking, first half of November.

Jessica Reif Cohen  - Banc of America Securities-Merrill Lynch - Analyst

So, it sounds like you guys are comfortable to the new SEC, and we’ll be brought up to speed?

William Fitzgerald  - Liberty Media - Senior VP

Yeah, there’s nothing to suggest otherwise at this point. They’ve got it under review. There’s no reason, at this juncture, from what we’ve heard that there should be a reason for concern. They’re going to review it and—.

Jessica Reif Cohen  - Banc of America Securities-Merrill Lynch - Analyst

Okay. What do you think the final cash position at LEI will be? According to the proxy, you were at 80 million as of the second quarter.

William Fitzgerald  - Liberty Media - Senior VP

—Right.

Jessica Reif Cohen  - Banc of America Securities-Merrill Lynch - Analyst

50 million corporate and 30 million for the RSN.

William Fitzgerald  - Liberty Media - Senior VP

Right. So cash position in the aggregate at LEI close will be that 80. And then there’ll be another 558 million that will flow to Starz. 338 of that will be corporate cash. 175 will be at the Starz level.

Jessica Reif Cohen  - Banc of America Securities-Merrill Lynch - Analyst

Okay. Can you give us an update on the timing for the CEO search of DIRECTV? Anything you can say internal, external? And I guess, well, what can you say about the—?

William Fitzgerald  - Liberty Media - Senior VP

Greg-specific? Is that where you want to go?

Jessica Reif Cohen  - Banc of America Securities-Merrill Lynch - Analyst

—I was going to say if Greg gets this job and gets it and takes it, what does the bench look at Liberty for Liberty’s remaining assets?

William Fitzgerald  - Liberty Media - Senior VP

Okay. So, the process is underway. Has been for probably the better part of five, maybe six weeks now, I guess. So, there is an external search underway. Discussions, interviews are underway.

As we’ve all read, Greg expressed an interest earlier on in that. And as related to Greg’s interest, I guess I would encourage you to call his agent to figure out what exactly it is he’s got up his sleeve there. But, to be honest with you, I think he’s having too much fun with us. And I’d be surprised if he found his way there.

And were he to, I would tell you that the bench strength at Liberty is pretty strong. I think there’s a good group of guys that have been around there for, as you know, a good number of years, 10, 12 years for the majority of the senior group.

Jessica Reif Cohen  - Banc of America Securities-Merrill Lynch - Analyst

Okay. Now, let’s move onto Starz Entertainment. Starz has a 15% plus EBITDA gross target. Through the first half of ‘09, Starz was up 50%. And so, now third quarter’s basically done. Doesn’t 15% seem a tad low as a kind of a guidance target?

William Fitzgerald  - Liberty Media - Senior VP

I’ll let you guys be the judge of that. I know you’ve heard this. Everybody here’s heard this from us time and again. We’re not going to provide updated guidance. I’m not here to provide updated guidance, I’m sorry to tell you. But, I think simply said, we feel pretty good about the guidance that we provided earlier this year, which was up 15 to 20. And I think that the Starz folks are feeling quite comfortable about meeting and potentially exceeding those ranges.

Jessica Reif Cohen  - Banc of America Securities-Merrill Lynch - Analyst

Okay. I heard the meeting or exceeding, but I’ll still take it from another way for a second. Part of the reason why growth has been so strong is that lower programming, there was lower programming costs.

William Fitzgerald  - Liberty Media - Senior VP

Right.

Jessica Reif Cohen  - Banc of America Securities-Merrill Lynch - Analyst

And at the beginning of the year, I think the discussion was that programming costs would be flattish on a year-over-year basis.

William Fitzgerald  - Liberty Media - Senior VP

Right.

Jessica Reif Cohen  - Banc of America Securities-Merrill Lynch - Analyst

So far, costs are down. At the first half, they were down 5%. How do you get to flat in the second half? I mean, that’s the tough thing.

William Fitzgerald  - Liberty Media - Senior VP

Well, it’s a little bit difficult to predict that one, because our programming costs are so much driven by domestic box office on the films that we get. So, if both the volume, as well as DVO is obviously a variable. So, as a result, a little difficult to predict what exactly programming costs are going to be.

It’s a little difficult to look at the first half or any quarter, any half of that business and kind of just roll it forward and say, “Well, we feel pretty good about first half becoming another second half.” There are certainly some challenges in the business that we face just given the general economic conditions today. But, at the end of the day, I think that, as I said, I think we feel pretty good about being able to meet or exceed the guidance range we’ve provided.

Jessica Reif Cohen  - Banc of America Securities-Merrill Lynch - Analyst

Okay. Can you talk about the direction of original content? Well, do you think it’s more like of the big scale like “Spartacus”. And if the answer is yes to that, what does it mean for programming costs going forward?

William Fitzgerald  - Liberty Media - Senior VP

Yeah, no, I think that’s a good one. I think that you will see from us kind of a heightened interest in trying to create more original programming, more original content. It’s a bit of a learning process. We’ve kind of tiptoed our way into it with “Crash” and “Party Down”. We’ve had out there now for this season.

“Spartacus” is a different animal altogether. It’s a bit edgy. It produced in a very high-quality manner. It will—a story of a gladiator school, Lucy Lawless, kind of the one name that I think many will recognize. And it’s very action-oriented, very graphic content, and we’re very excited about it. The trailer’s great. It premiered very well. And I think people will definitely view it as differentiated content, which is really the agenda that we have is to differentiate ourselves from the other premium services and develop some brand recognition.

And it’s a relationship with the subscriber that we, today, haven’t really—.

Jessica Reif Cohen  - Banc of America Securities-Merrill Lynch - Analyst

But should we expect program costs to inch up because of more original programming—?

William Fitzgerald  - Liberty Media - Senior VP

—Yeah, I think it’s safe—.

Jessica Reif Cohen  - Banc of America Securities-Merrill Lynch - Analyst

—On a grander scale?

William Fitzgerald  - Liberty Media - Senior VP

—Yeah. I think it’s safe to say that there will certainly be some upward pressure on programming costs, as a result of the production of more originals. “Spartacus” is not a cheap production. I mean, it’s a $2 million to $3 million an episode product, so, with a fairly graphics component to it, not unlike the movie “300”, if any of you saw that. So, it’s definitely at the upper end of the cost structure.

Is that going to be consistent with what we do with others? Probably not, however I think that our view is that the investment we’re going to make in originals will be well worth it.

Jessica Reif Cohen  - Banc of America Securities-Merrill Lynch - Analyst

Okay. Is there any impact on programming costs at Starz because of the recently announced acquisition of Marvel by Disney?

William Fitzgerald  - Liberty Media - Senior VP

We don’t think so. We’re not aware of any incremental content that will be flowing through Disney as a result of Marvel. So, I guess under the premise that there will not be any incremental titles coming out of Disney as a result of Marvel—.

Jessica Reif Cohen  - Banc of America Securities-Merrill Lynch - Analyst

Well, not initially.

William Fitzgerald  - Liberty Media - Senior VP

—At this time.

Jessica Reif Cohen  - Banc of America Securities-Merrill Lynch - Analyst

Right.

William Fitzgerald  - Liberty Media - Senior VP

Not initially. But, it’ll be tied specifically to incremental products. So, if in fact there’s another title or two coming our way as a result of Marvel’s entry into Disney, then, yes, it would—.

Jessica Reif Cohen  - Banc of America Securities-Merrill Lynch - Analyst

Right.

William Fitzgerald  - Liberty Media - Senior VP

—It would suggest that we—.

Jessica Reif Cohen  - Banc of America Securities-Merrill Lynch - Analyst

And the same question with Disney’s deal with DreamWorks, the live-action DreamWorks.

William Fitzgerald  - Liberty Media - Senior VP

—DreamWorks is a little more complicated. And ties to Paramount, so my understanding is Paramount’s got an opportunity to basically take a title in advance. If they want to share it with us, they can if they want to. If they want it altogether, almost like a first right, they’ve got the opportunity to take it. So, we’re not exactly sure yet how that’s going to play, in terms of Paramount’s interest or not. But, bottom line is we’re not expecting material increase and programming costs as a result of the DreamWorks deal.

Jessica Reif Cohen  - Banc of America Securities-Merrill Lynch - Analyst

Okay. Can you talk about the current pricing environment for asset deals? Have the contracts that you recently negotiated generally been at a lower cost per film?

William Fitzgerald  - Liberty Media - Senior VP

Yeah. What our experience of late would suggest is that the programming deals that are being done today, the asset deals that are being done range from roughly 15% to 25% off of what was done going back to eight, 10 years ago, when we were doing asset deals. So, they are off. And that doesn’t, quite honestly, serve our benefit in particular as we start loading in more original content. So, I think there’s an offset there that will come into play.

Jessica Reif Cohen  - Banc of America Securities-Merrill Lynch - Analyst

In the second quarter, Starz had solid [RFO], but there was a little bit of a hit on the subscriber side. And I think several of the premium or pay TV channels saw that. What can you say about kind of third quarter trends, and do you think it’s the economy? Do you think it’s just there’s a lot of movies in the market?

William Fitzgerald  - Liberty Media - Senior VP

I think it’s a little bit of everything. I’ll go back to my cable days. I think in the first half of the year the multi-channel video providers tend to institute rate increases.

Jessica Reif Cohen  - Banc of America Securities-Merrill Lynch - Analyst

Right.

William Fitzgerald  - Liberty Media - Senior VP

All across the whole board, whether it’s basic or premium, and so, with increased rates, it’s particular in this environment, you find people that would work their way out of premium services. So, I think it’s bad. It’s certainly the general economic environment. And it’s the fact that Starz, in particular, didn’t participate in any specific national marketing campaigns side-by-side with the distributors during the first half.

So, we saw some erosion, not significant. I think it was 3% at Starz and 1% at Encore. But, it’s anyone’s guess, quite honestly, as to how that plays out in Q3, and, in particular, in this economic environment.

Jessica Reif Cohen  - Banc of America Securities-Merrill Lynch - Analyst

I haven’t said anything about third quarter, sorry. Okay. Rob Clasen’s retiring at the end of this year.

William Fitzgerald  - Liberty Media - Senior VP

Yeah.

Jessica Reif Cohen  - Banc of America Securities-Merrill Lynch - Analyst

Can you talk about the replacement process for him?

William Fitzgerald  - Liberty Media - Senior VP

Once again, a search process has begun. We’re going to miss Bob. He’s done a great job with Starz, and I think that we will begin a search process here. The expectation is that we’ll probably have somebody onboard somewhere [year-endish]. And it’s our every expectation that Bob will stick around through that whole process. So, we’re not expecting there to be any vacancy in that role.

And as I think you all well know, there’s a great team there in place with Bill Myers and Glenn Curtis and that whole team, Chris McGurk who runs overture and the Starz Media side, so—.

Jessica Reif Cohen  - Banc of America Securities-Merrill Lynch - Analyst

I think you said that Liberty Starz will have 538 million in cash.

William Fitzgerald  - Liberty Media - Senior VP

—Yeah.

Jessica Reif Cohen  - Banc of America Securities-Merrill Lynch - Analyst

Is that what you just said? And there’s also a decent amount of free cash flow. So, could you discuss, and it’ll be [inaudible] right?

William Fitzgerald  - Liberty Media - Senior VP

Yup.

Jessica Reif Cohen  - Banc of America Securities-Merrill Lynch - Analyst

So, could you discuss priorities for cash or buybacks?

William Fitzgerald  - Liberty Media - Senior VP

I think we’d all like to know, right? I mean, that’s kind of our task is to figure out how best to deploy that capital for strategic purposes, for value creation purposes. We would certainly entertain cash buybacks. We’re not sure exactly how Liberty Starz will trade coming out of the shoots. There may be an opportunity there to shrink equity. But, we’ll consider all of those opportunities. We don’t have any specific strategy at this point targeted.

Jessica Reif Cohen  - Banc of America Securities-Merrill Lynch - Analyst

And what’s the current thinking at Liberty about moving Starz Media into Liberty Starz?

William Fitzgerald  - Liberty Media - Senior VP

At the moment, there isn’t a plan to do so. I think we are spending a fair bit of time trying to determine what alternatives for Starz Media. We’ve had fun with Overture. It hasn’t been a huge financial success, if you will, but we’ve come out with some fun titles, and there’s some good ones coming out this fall that I think will raise some eyebrows, a George Clooney movie, a Jamie Fox movie.

So, we’re excited about what’s to come, but they are, Starz Entertainment and Starz Media, two completely different businesses. Starz Entertainment, a very predictable cash flow strain, which we would expect the public market to like; Starz Media, somewhat unpredictable, somewhat volatile, based on how successful their content is coming out the door.

Jessica Reif Cohen  - Banc of America Securities-Merrill Lynch - Analyst

If Starz Media were to be put into [inaudible], then do you think it’d be cash in or cash out?

William Fitzgerald  - Liberty Media - Senior VP

It would totally depend on what any sort of restructuring of Starz Media might look like, and what the value might look like. So, as I said, we’re considering several alternatives at the moment. We would probably rely on a third party for valuation purposes of Starz Media. But, based on some of the thoughts that we’ve got at the moment, discussions underway at the moment, they may be cash neutral.

Jessica Reif Cohen  - Banc of America Securities-Merrill Lynch - Analyst

There are a number of film libraries in the market. MGM is one.

William Fitzgerald  - Liberty Media - Senior VP

Sure.

Jessica Reif Cohen  - Banc of America Securities-Merrill Lynch - Analyst

Do you have any interest in using the cash to buy libraries?

William Fitzgerald  - Liberty Media - Senior VP

We haven’t here before. That’s not to say that we might not have an interest. We’ve looked at some. We’ve certainly spent some time considering some of the larger ones here. That said, we’ve always struggled with rationalizing valuation for these libraries. And as a result, we’ve never gotten there. That’s not to say in some distressed environment for one of these that there may not be an interesting opportunity to pursue.\

Jessica Reif Cohen  - Banc of America Securities-Merrill Lynch - Analyst

The last question on Starz, what is the current thinking around intercompany loans to LINTA? You’ve already given one. Do you see any necessity for additional loans?

William Fitzgerald  - Liberty Media - Senior VP

We don’t today. There was kind of a specific purpose behind that one, but we’re not anticipating the need to provide any incremental intercompany loans between Liberty Capital and LINTA.

***

The foregoing transcript includes certain forward-looking statements including statements about business strategies, market potential, future financial performance, new service and product launches and other matters that are not historical facts.  These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including, without limitation, the completion of the proposed split-off of a majority of the businesses of the Liberty Entertainment group and the proposed related business combination with The DIRECTV Group, Inc. (DIRECTV). These forward looking statements speak only as of the date of the meeting, and Liberty Media Corporation (Liberty) expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in Liberty’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Please refer to the publicly filed documents of Liberty and DIRECTV, including each’s most recent Form 10-K and Form 10-Q for additional information about the risks and uncertainties related to Liberty’s and DIRECTV’s businesses which may affect the statements made in this transcript.

Additional Information

Nothing in this presentation shall constitute a solicitation to buy or an offer to sell shares of Liberty Entertainment, Inc. (LEI), the new DIRECTV or any of the Liberty tracking stocks.  The offer and sale of shares in the proposed split-off and the proposed related business combination with DIRECTV will only be made pursuant to one or more effective registration statements. Liberty stockholders and other investors are urged to read the registration statements filed with the SEC (and any amendments thereto), including the proxy statement/prospectuses contained therein, because they contain important information about these transactions.  A copy of the registration statements and the proxy statement/prospectuses are available free of charge at the SEC’s website (http://www.sec.gov). Copies of Liberty’s filings together with the materials incorporated by reference therein can also be obtained, without charge, by directing a request to Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations, Telephone: (720) 875-5408 and copies of new DIRECTV’s filing together with the materials incorporated by reference therein can also be obtained, without charge, by directing a request to The DIRECTV Group, Inc., 2230 E. Imperial Highway, El Segundo, CA 90245, Attn: Investor Relations, Telephone (310) 964-0808.

Participants in a Solicitation

The directors and executive officers of Liberty and other persons may be deemed to be participants in the solicitation of proxies in respect of proposals to approve the transactions. Information regarding the directors and executive officers of each of Liberty, LEI and the new DIRECTV and other participants in the proxy solicitation and a description of their respective direct and indirect interests, by security holdings or otherwise are available in the proxy materials filed with the SEC.